State of Delaware
Secretary of State
Division of Corporations
Delivered 03:20 PM 09/29/2023
FILED 03:20 PM 09/29/2023
SR 20233616683 - File Number 2425495

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

•	First: The name of the trust is AMG Pantheon Credit Solutions Fund

•	Second: The name and address of the Registered Agent in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801.

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Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

•	Fourth: (Insert any other information the trustees determine to include therein.)

By:	/s/ Garret Weston
Trustee(s)

Name: Garret Weston
Typed or Printed